## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
| --- |
| ⊙ Yes    ○ No |

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
| --- | --- | --- | --- |
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or S.S.No., IRS Tax #, Emp. ID) |
| --- | --- | --- | --- | --- | --- | --- | --- |
| KONEVSKY, ALAN PW | I | CHIEF LEGAL OFFICER | 04/2019 | NA | N | N | 5972221 |
| ONISHCHUK, OLGA | I | CCO | 06/2020 | NA | N | N | 5435460 |
| QUALL, JOEL CARL | I | FINOP, CFO | 11/2019 | NA | N | N | 5064884 |
| TZERO BROKER SERVICES, LLC | DE | MEMBER | 02/2020 | E | Y | N | 84-4457763 |
| VLASTAKIS, ALEX | I | PRESIDENT | 04/2019 | NA | Y | N | 4141268 |

## BD - INDIRECT OWNERS

| Ownership Codes: | C - 25% but less than 50% | E - 75% or more |
| --- | --- | --- |
| | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| MEDICI VENTURES, INC. | DE | TZERO GROUP, INC. | MEMBER | 01/2016 | E | N | N | 81-3820993 |
| OVERSTOCK.COM | DE | MEDICI VENTURES, INC. | SHAREHOLDER | 09/2016 | E | Y | Y | 87-0634302 |
| TZERO GROUP, INC | DE | TZERO BROKER SERVICES, LLC | MEMBER | 02/2020 | E | N | N | 47-2409269 |

## BD Schedule C - Amendments to Schedules A & B

In the Type of Amd. column, indicate "A" (addition), "D" (deletion), or "C" (change of information about the same *person*).

| Ownership Codes are: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% | F - Other General Partners |
| --- | --- | --- | --- | --- |
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more | |

| List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS) |
| --- |

| Full Legal Name | DE/FE/I | Type of Amd. | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |

# No Information Filed

| List below all changes to Schedule B: (INDIRECT OWNERS) |
| --- |

| Full Legal Name | DE/FE/I | Type of Amd. | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |